                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

--------------------------------------------------------------------------------
                           FINET HOLDINGS CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    317922300
                                --------------
                                (CUSIP Number)


                          Voluntary** (see note below)
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]        Rule 13d-1(b)
                  [X]        Rule 13d-1(c)
                  [ ]        Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  **This Schedule 13G is being filed to replace, pursuant to Securities Exchange Act Release No. 34-39538, Cumberland Associates LLC's Schedule 13D, filed on February 6, 1995, as amended by Amendment No. 1 thereto, filed on March 21, 1995, Amendment No.2 thereto, filed on November 13, 1995, Amendment No. 3, filed on May 1, 1997, and Amendment No. 4 thereto, filed on February 11, 1998.

-----------------------
CUSIP No.   317922300               13G
-----------------------

        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [_]

                                                           (b) [x]
        3  SEC USE ONLY

        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

                         5  SOLE VOTING POWER

                            2,711,781

     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY

       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                2,711,781
       WITH

                         8  SHARED DISPOSITIVE POWER



        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,711,781

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                       [ ]



       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.1%

       12  TYPE OF REPORTING PERSON*

           OO, IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)                  Name of Issuer:
                           --------------
                           Finet Holdings Corporation (the "Issuer")

Item 1(b)                  Address of Issuer's Principal Executive Offices:
                           -----------------------------------------------
                           3021 Citrus Circle
                           Walnut Creek, California 94598

Items 2(a)                 Name of Person Filing:
                           ---------------------
                            This statement is being filed by Cumberland
                            Associates LLC to replace, pursuant to
                            Securities Exchange Act Release No.
                            34-39538, Cumberland Associates LLC's
                            Schedule 13D, filed on February 6, 1995, as amended by Amendment No. 1 thereto, filed on March 21, 1995, Amendment No.2 thereto, filed on November 13, 1995, Amendment No. 3, filed on May 1, 1997, and Amendment No. 4 thereto, filed on February 11, 1998. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, twelve securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)                  Address of Principal Business Office:
                           ------------------------------------
                            The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)                   Citizenship:
                            -----------
                            Cumberland Associates LLC is a New York
                            limited liability company. Each of the
                            Members is a citizen of the United States.

Item 2(d)                   Title of Class of Securities:
                            ----------------------------
                            Common Stock, par value $.01 per share
                            (the "Shares")

Item 2(e)                   CUSIP Number:
                            ------------
                            317922300

Item 3                      Not Applicable

Item 4.                     Ownership:
                            ---------
Item 4(a)                   Amount Beneficially Owned:
                            -------------------------
                            As of the date hereof, Cumberland Associates
                            LLC may be deemed the beneficial owner of 2,711,781 Shares.

Item 4(b)                   Percent of Class:
                            ----------------
                            The number of Shares of which Cumberland
                            Associates LLC may be deemed to be the
                            beneficial owner constitutes approximately
                            9.1% of the total number of Shares
                            outstanding.

Item 4(c)                   Number of shares as to which such person has:
                            --------------------------------------------
                             (i)      Sole power to vote or to direct the vote:
                                      2,711,781

                             (ii)     Shared power to vote or to direct the
                                      vote:  0

                             (iii) Sole power to dispose or to direct the disposition of: 2,711,781

                             (iv) Shared power to dispose or to direct the disposition of: 0

Item 5                       Ownership of Five Percent or Less of a Class:
                             --------------------------------------------
                             Not Applicable

Item 6                       Ownership of More than Five Percent on Behalf
                             of Another Person:
                             ---------------------------------------------
                             The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                             --------------------------------------------
                             Not Applicable


Item 8                       Identification and Classification of Members
                             of the Group:
                             --------------------------------------------
                             Not Applicable

Item 9                       Notice of Dissolution of Group:
                             ------------------------------
                             Not Applicable

Item 10                      Certification:
                             -------------

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 13, 1998

                                            CUMBERLAND ASSOCIATES LLC


                                            By: /s/ Bruce G. Wilcox
                                            Name:   Bruce G. Wilcox
                                            Title:  Member